SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2) *

                           THE NEW YORK TIMES COMPANY
                           --------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                 No. 650111107
                                 -------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 7 Pages


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                                      13G
CUSIP No.  650111107                                    Page 2 of 7 Pages

----------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        William O. Taylor
        ###-##-####
----------------------------------------------------------------------------
2.      Check The Appropriate Box If A Member Of A Group*

        (a)

        (b)     (X)
----------------------------------------------------------------------------

3.      SEC USE ONLY

----------------------------------------------------------------------------
4.      Citizenship or Place of Organization

----------------------------------------------------------------------------
                        5.      Sole Voting Power
Number of                       104,172
Shares
Beneficially            6.      Shared Voting Power
Owned By                        8,308,477
Each
Reporting               7.      Sole Dispositive Power
Person                          104,598
with
                        8.      Shared Dispositive Power
                                8,308,051
----------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned By Each Reporting Person

        8,412,649
----------------------------------------------------------------------------
10.     Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*

        See Exhibit I.
----------------------------------------------------------------------------
11.     Percent of Class Represented By Amount in Row 9

        8.66%
----------------------------------------------------------------------------
12.     Type of Reporting Person*

        IN
----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                      13G
CUSIP No.  650111107                                    Page 3 of 7 Pages


Item 1(a).      Name of Issuer:
                        The New York Times Company

Item 1(b).      Address of Issuer's Principal Executive Offices:
                        229 West 43rd Street
                        New York, NY 10036

Item 2(a).      Name of Person Filing:
                        William O. Taylor

Item 2(b).      Address of Principal Business office or, if none, Residence:
                        135 Morrissey Boulevard
                        P.O. Box 2378
                        Boston, MA 02107-2378

Item 2(c).      Citizenship:
                        United States

Item 2(d).      Title of Class of Securities:
                        Class A Common Stock, $.10 par value.

Item 2(e).      CUSIP Number:
                        650111107

Item 3. This statement is not filed pursuant to Rules 13(d)-1(b) or 13d-2(b).

Item 4.         Ownership:
                (a)     Amount beneficially owned:
                        8,412,649 (see Exhibit I attached hereto).

                (b)     Percent of class:8.66% (see Exhibit I attached hereto).

                (c)     Number of shares owned by William O. Taylor:

                        (i)     Sole power to vote or to direct the vote:
                                104,172.

                        (ii)    Shared power to vote or to direct the vote:
                                8,308,477.

                        (iii) Sole power to dispose or to direct the disposition of: 104,598.

                        (iv) Shared power to dispose of or to direct the disposition of: 8,308,051.

Item 5.         Ownership of Five Percent or less of a Class:
                        Not Applicable.

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                                      13G
CUSIP No.  650111107                                    Page 4 of 7 Pages


Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
                        Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, some but not all of the securities listed in Item 4(a), but except as indicated on Exhibit I attached hereto, no one person to the extent of more than five percent of the outstanding shares of the Issuer's Class A Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                        Not applicable.

Item 8.         Identification and Classification of Members of the Group:
                        Not applicable.

Item 9.         Notice of Dissolution of the Group:
                        Not applicable.

Item 10.        Certification:
                        Not applicable.



Signature:
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 6, 1996



Signature:      /s/ William O. Taylor
                ---------------------------
Name/Title:     William O. Taylor

                                      13G
CUSIP No.  650111107                                    Page 5 of 7 Pages



                                                                EXHIBIT I
                                                                ---------

        The New York Times Company (the "Company") has one class of common stock, Class A Common Stock $.10 per value ("A Stock"), registered pursuant to
Section 12 of the Securities Exchange Act.

        As of December 31, 1995, deeming the shares of A Stock subject to options exercisable at any time within 60 days of December 31, 1995, to be issued and outstanding shares of A Stock as of that date, I beneficially owned 8,412,649 shares of the Company's A Stock, or 8.66% of the A Stock outstanding on that date.

        I have the voting and dispositive power for certain shares of A Stock of which I am a beneficial owner as indicated below:

                                   Sole      Shared         Sole        Shared
Beneficial                         Voting    Voting      Investment   Investment
Holder                             Power     Power         Power        Power
----------                         ------    ------      ----------   ----------

William O. Taylor                  68,445                68,445

William O. Taylor Trust
Trustees:  Fiduciary Trust Company
           William O. Taylor                 8,437                       8,437
           James D. Colt

William O. Taylor                  35,727                35,727
(options to acquire shares of
A Stock exercisable within 60 days
of 12/31/95)

Evans S. Pillsbury III Unitrust              50,000                     50,000
Trustees:  William O. Taylor
           Boston Safe Deposit
           & Trust Co.

     At December 31, 1995, I was one of the three trustees (the "Jordan Trustees") under the will (the "Jordan Will") of the late Eben D. Jordan, who died in 1895. The other trustees were Roland D. Grimm and Robert A. Lawrence. At January 1, 1995, the Jordan Trust held 6,608,787 shares of Class A Common Stock of the issuer. All of these shares were held in the Jordan Voting Trust, pursuant to which the Jordan Trustees shared the power to vote and dispose of the shares. A corresponding number of Jordan Voting Trust certificates were issued and also held in trust by the Jordan Trustees.

     During 1995, 2,182,275 Jordan Voting Trust certificates formerly held in trust by the Jordan Trustees, corresponding to 2,182,275 shares of Class A Common Stock of the issuer, were transferred to the 1995 Symonds-Clay Trust. There were four sub-trusts under the 1995 Symonds-Clay Trust which combined assets formerly held in other sub-trusts under the Jordan Will (the "Symonds-Clay Sub-trusts"). In the first Symonds-Clay Sub-trust there were 1,009,506 shares of Class A Common Stock. The income beneficiary of the first Symonds-Clay Sub-trust was Jeremy Clay. In the second Symonds-Clay Sub-trust there

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                                      13G
CUSIP No.  650111107                                         Page 6 of 7 Pages


were 1,009,507 shares of Class A Common Stock. The income beneficiaries of the second Symonds-Clay Sub-trust (formerly Bridget Symonds) were Peter and Lucilla Clay Stephenson. In each of the third and fourth Symonds-Clay Sub-trusts there were 81,631 shares of Class A Common Stock. The income beneficiaries of the third and fourth Symonds-Clay Sub-trusts were Peter Clay and Lucilla Clay Stephenson, respectively.

     As of December 31, 1995, there remained two sub-trusts under the Jordan Will (the"Jordan Sub-trusts") for the benefit of the issue of the testator, both of which terminated on January 16, 1996. One Jordan Sub-trust (the "Kidder Sub-trust") held 2,213,256 shares of Class A Common Stock. The income beneficiaries (formerly Dorothy R. Kidder) were certain lineal descendants of Dorothy R. Kidder. The second Jordan Sub-trust (the "Talbot-Baker Sub-trust") held 2,213,256 shares of Class A Common Stock. There were seven income beneficiaries of this sub-trust, no one of whom was entitled to more than 1/6th of the income of the trust.

     At December 31, 1995, Mr. Lawrence, Mr. Grimm and I were the voting trustees under the Jordan Voting Trust and shared all voting rights with respect to the shares held in the Voting Trust (i.e., all shares under the 1995 Symonds-Clay Trust and under both Jordan Sub-trusts). Dispositive power with respect to the shares in the Jordan Sub-trusts, but not the Symonds-Clay Sub-trusts, was shared by the same three persons as trustees under the Jordan Will.

     The Jordan Voting Trust terminated effective January 16, 1996.

     I am one of the five voting trustees of the Globe Voting Trust. As of December 31, 1995, the Globe Voting Trust was the record holder of 4,543,172 shares of A Stock. The Globe Voting Trust had outstanding on that date an equal number of Units. Each Unit in effect represents one share of A Stock. The certificates representing Units are held principally by various descendants of General Charles H. Taylor or by trusts for their benefits. The Globe Voting Trust will terminate on September 30, 2003, but may be terminated sooner, by a unanimous vote of the Globe Voting Trust voting trustees or by action of the holders of 66-2/3% or more of the outstanding Globe Voting Trust Units. Except for major corporate transactions such as mergers or dispositions of substantially all of the Company's property, the Globe Voting Trust voting trustees have sole power to exercise voting rights of stockholders with respect to shares of A Stock held by the trust. The trustees of the Globe Voting Trust have no power to dispose of or to direct the disposition of shares of A Stock held by the Globe Voting Trust. Holders of Globe Voting Trust Units, subject to disposition restrictions of the Globe Voting Trust, have the power to dispose of or to direct the disposition of Globe Voting Trust Units or the underlying shares of A Stock.

     I have voting and dispositive power with respect to shares of A Stock held in the Globe Voting Trust as indicated in the following table:

                                      13G
CUSIP No.  650111107                                           Page 7 of 7 Pages


                                             Shared      Sole          Shared
Holders of Globe                             Voting    Investment     Investment
Voting Trust Units                           Power       Power          Power
------------------                           ------    ----------     ----------

William O. Taylor                                426       426

C.H. Taylor 1993 Globe Trust                 199,656                  199,656
Trustees:  Charles H. Taylor, Jr.
           William O. Taylor
           Boston Safe Deposit & Trust Co.

C.H. Taylor Globe Family Trust               248,400                  248,400
Trustees:  Charles H. Taylor, Jr.
           William O. Taylor
           Boston Safe Deposit & Trust Co.

Elizabeth T. Fessenden Trust                 625,816                  625,816
Trustees:  William O. Taylor
           Edward L. Bigelow
           Neil W. Rice

Evans S. Pillsbury III Marital Trust         311,318                  311,318
Trustees:  William O. Taylor
           Boston Safe Deposit & Trust Co.

Evans S. Pillsbury III Residual Trust        192,218                  192,218
Trustees:  William O. Taylor
           Boston Safe Deposit & Trust Co.

William O. Taylor Trust                       63,419                   63,419
Trustees:  Fiduciary Trust Company
           William O. Taylor
           James D. Colt

In computing the aggregate number of shares beneficially owned by me, I have excluded those shares of A Stock in which I have beneficial interest solely because I am a voting trustee of the Globe Voting Trust, since as a voting trustee of the Globe Voting Trust, I expressly disclaim a beneficial interest in such shares.

     Under the terms of the Globe Voting Trust, persons other than myself have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Units of the Globe Voting Trust, but no one person to the extent of more than five percent of the outstanding shares of A Stock.